

Mail Stop 4631

August 14, 2017

<u>Via E-mail</u>
Ben Stas
Chief Financial Officer
EWT Holdings I Corp.
181 thorn Hill road
Warrendale, PA 15086

> **Re: EWT Holdings I Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 18, 2017**
> **CIK No. 1604643**

Dear Mr. Stas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please ensure that the information you include in your summary is balanced, such as disclosing that you will remain a controlled company and more prominent disclosure of your indebtedness. To the extent you cite competitive strengths and strategies in your

summary, please review each one and revise as necessary to provide balancing information rather than merely listing generalized risk factors at the end of this section.

3. Please include interim financial statements for the period ended June 30, 2017. Please similarly update the financial information throughout your filing. Refer to Rule 3-12(a) of Regulation S-X.

4. Please ensure financial information in your filing, including your summary consolidated financial and operating data, selected historical consolidated financial data, columnar presentations in MD&A, other data presented in tabular form, and historical financial statements, is consistently presented in the same chronological order. Refer to SAB Topic 11:E.

5. You disclose on page 17 that a stock split is expected to occur. We assume the stock split will occur at or immediately before the effectiveness of your registration statement. Please confirm that you intend to comply with SAB Topic 4C and will revise your historical financial statements and disclosures throughout your filing to retro-actively reflect the stock split.

6. You disclose on page 162 that you will enter into a registration rights agreement prior to the completion of this offering. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-1.

Risk Factors, page 22

7. Please revise to include a discussion of any material risks associated with your business operations in China.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

Results of Operations, page 85

8. We remind you that Item 10(e)(1)(i)(a) of Regulation S-K indicates you should not present non-GAAP financial measures with greater prominence than the most directly comparable GAAP financial measure. Your disclosures related to your consolidated results of operations discuss Adjusted EBITDA but do not discuss net income (loss). Please revise your disclosures to discuss net income (loss) as determined under GAAP. See the updated Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures issued on May 17, 2016.

9. In regard to your presentation of the non-GAAP financial measure, adjusted EBITDA, presented throughout your filing, please address the following:

- Adjustment (a) appears to eliminate what appears to be normal, recurring cash operating expenses. It is not clear to us how or why eliminating these costs is useful or appropriate.

- Adjustment (d) eliminates management fees. More fully explain the specific nature of the services provided, including what these fees actually represent. To the extent you expect to incur costs for similar items subsequent to the offering, it is not clear to us how or why eliminating the fees is useful or appropriate. This comment also relates to your elimination of these fees from the pro forma financial statements.

10. Please enhance your discussions of your consolidated results of operations and your segment results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

- Quantify how much of the change in revenues, from period-to-period, was due to changes in volumes sold, changes in selling prices and changes in product mix;

- Separately disclose and discuss changes in sales and cost of sales from products and services during each period presented; and,

- Quantify the business reasons for changes between periods in the significant line items of your statements of operations. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each business reason discussed on the overall change in the line item.

See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 101

11. You disclose on page 41 that you are highly dependent on the earnings of, and receipt of funds from, your subsidiaries. Please address any potential restrictions on your ability to declare dividends. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Cash Flows, page 103

12. Please provide a more robust discussion of changes in operating, investing and financing cash flows during each period presented. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Your revised discussions should not only quantify the impact of the line item(s) that contributed to the changes but should also explain the reasons for the fluctuations. Refer to SEC Interpretive Release No. 33-8350.

Business, page 112

13. Please provide the financial information about business segments and geographic areas required by Item 101(b) and Item 101(d) of Regulation S-K, or a cross reference to your Consolidated Financial Statements.

14. We note disclosure in Risk Factors on pages 32 and 33. Please describe any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of governments. See Item 101(c)(ix) of Regulation S-K.

15. We note that you operate in seven countries. Please elaborate on the impact of foreign regulation on your business.

Management, page 132

Board Composition, page 136

16. Please reconcile disclosure that each director will be elected for a one-year term with disclosure on page 137 that your board of directors will be divided into three classes serving three-year staggered terms.

Compensation Discussion and Analysis, page 140

17. We note that at the request of management, the "Hay Group evaluated corporate profiles and used market data relating to industrial companies similar to [you]" and that your Compensation Committee implemented changes based partially on the benchmarking study by the Hay Group. Please disclose the component companies used for benchmarking and the level at which you benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

Long-Term Incentive Plan, page 144

18. You disclose in your Summary Compensation and Grants of Plan-Based Awards tables that you awarded options to Messrs. Webster and Rodi and that the Compensation Committee has the authority to make grants as it deems appropriate. Please disclose how the Compensation Committee determined to grant these awards and the amount of options to awards. See Items 402(b)(1)(v) and 402(b)(2)(iv)-(v) of Regulation S-K.

Management Agreement, page 161

19. Please revise to disclose the termination fees, if any, that you will pay in connection with the termination of the Management Agreement. Please also revise your disclosure to provide the scope of your indemnification obligations under the Management Agreement and consider including appropriate risk factor disclosure. Please file the management agreement as an exhibit to the registration statement or tell us why you are not required to do so.

Description of Capital Stock, page 165

20. We note disclosure in Risk Factors on page 46 that "[y]our amended and restated certificate of incorporation will provide that the doctrine of 'corporate opportunity' will not apply with respect to [you], to AEA or certain related parties or any of [y]our directors who are employees of AEA or its affiliates…." Please provide here a discussion of these provisions.

Financial Statements for the Year Ended September 30, 2016

General

21. Please provide us an analysis of the equity issuances that occurred during the periods presented and subsequent to the most recent balance sheet date. For each transaction:

- Identify the parties, including any related parties;

- Indicate the nature of the consideration;

- Indicate the fair value and the basis for determining fair value, including whether that determination was contemporaneous or retrospective; and,

- For equity transactions in which you estimated fair value, explain the significant factors, assumptions, and methodologies you used to determine fair value.

Please be advised, we will not be able to complete our evaluation of your response until you provide an IPO price range.

Consolidated Balance Sheets, page F-4

22. Please revise your presentation of shareholders' equity on the face of the balance sheet to disclose total shareholders' equity attributable to you and to the non-controlling interest in addition to total shareholders' equity. Refer to ASC 810-10-45-16 and 810-10-55-4I.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

23. Please revise your disclosures to:

- Quantify or disclose the percentage of revenues from construction-type contracts that you recognized under the percentage-of-completion method;

- Quantify the impact of changes in estimates related to construction-type contracts during each period presented; and,

- Quantify amounts related to claims and/or unapproved change orders as of each balance sheet date.

Treated Water Outsourcing, page F-16

24. Please disclose the amounts of revenues and expenses related to TWO during the year ended September 30, 2016.

Note 7. Property, Plant and Equipment, page F-23

25. Please more fully explain the facts and circumstances that resulted in significant changes in Machinery and equipment and Land and buildings during the year ended September 30, 2016 and reconcile the changes to other financial statements disclosures, including amounts in the statements of cash flows.

Note 9. Other Intangible Assets, page F-24

26. We note that the estimated life of your customer related intangible assets was 5-16 years at September 30, 2015; however, the estimated life of customer related intangible assets was 5-26 years at September 30, 2016. Please explain why you increased the estimated life of these intangible assets by 10 years. We further note your disclosure on page F-12 that you amortize intangible assets on a straight-line basis. It appears to us that customer relationships may dissipate at a more rapid rate in the earlier periods following a company's succession to the relationships, with the rate of attrition declining over time. In this regard, it appears to us that an accelerated method of amortization may be appropriate. Please explain why you believe the straight-line method of amortization reflects the pattern in which the economic benefits of customer related intangible assets are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6.

Note 12. Restructuring and Related Charges, page F-28

27. Please disclose the total amount of restructuring charges expected to be incurred, the amount incurred during each period presented as well as the cumulative amount of

restructuring charges incurred to date for each reportable segment as required by ASC 420-10-50-1(d).

Note 14. Income Taxes, page F-33

28. Please enhance your disclosure to further disclose the reasons for and changes in the valuation allowance for each period presented. In this regard, we note that you released $15 million of valuation allowances during the year ended September 30, 2016. Please disclose the positive and negative evidence you considered and how that evidence led you to determine it was appropriate to reverse a portion of the valuation allowance. In addition, please disclose how you determined the amount of the valuation allowance you reversed.

Note 17. Concentration of Credit Risk, page F-40

29. We note that you have presented net asset information by region. Please disclose the amount of **long-lived assets** attributed to your country of domicile as well as any individual foreign countries, to the extent they are material, for each period presented. Refer to ASC 280-10-50-41.

Note 18. Related-Party Transactions, page F-41

Corporate Charges from Siemens and Affiliates, page F-42

30. Please disclose, if true, that management believes the method used to allocate related party costs is reasonable. In addition, since agreements with related parties are by definition not at arm's length and may be changed, please disclose, if practicable, management's estimate of what expenses would have been on a stand-alone basis. If it is not practicable to provide an estimate of expenses on a stand-alone basis, please state that fact. Refer to SAB Topic 1:B.1.

Financial Statements for the Six Months Ended March 31, 2017

General

31. Please address the above comments in your interim financial statements, to the extent applicable.

Index to Exhibits, page II-7

32. Please file as exhibits the Stockholders' Agreement and the Registration Rights Agreement and all other instruments defining the rights of your securities holders. See Item 601(b)(4) of Regulations S-K.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Vincent Grieco, Esq.
       Andrew Barkan, Esq.
       Meredith Mackey, Esq.